As filed with the Securities and Exchange Commission on April 11, 2017

File No. 333-08045

File No. 811-07705

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

Under the SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 21	☒

and/or

REGISTRATION STATEMENT

Under the INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 23	☒

(Check appropriate box or boxes)

Virtus Asset Trust

(Exact Name of Registrant as Specified in Charter)

Area Code and Telephone Number: (800) 243-1574

101 Munson Street

Greenfield, Massachusetts 01301

(Address of Principal Executive Offices)

Kevin J. Carr, Esq.

Counsel

Virtus Investment Partners, Inc.

100 Pearl St.

Hartford, Connecticut 06103

(Name and Address of Agent for Service)

Copies of All Correspondence to:

David C. Mahaffey, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended

This Post-Effective Amendment No. 21 consists of the following:

1.	Facing Sheet of the Registration Statement
2.	Part C
3.	Signature Page
4.	Exhibit q.1 to Item 28 to the Registration Statement.

This filing incorporates by reference Parts A and B of Registrant’s Post-Effective Amendment No. 20 to its registration statement as filed with the Securities and Exchange Commission on January 27, 2017 as Accession #0001571049-17-000767.

VIRTUS ASSET TRUST

PART C—OTHER INFORMATION

Item 28. Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust dated January 6, 2017 (to be filed by amendment).

(b)	Bylaws.

1.	Amended and Restated By-Laws of Registrant adopted November 16, 2005, filed via EDGAR (as Exhibit b.1) with Post-Effective Amendment No. 19 (File No. 333-08045) on April 23, 2007, and incorporated herein by reference.

2.	Amendment No. 1 to the Amended and Restated By-Laws of the Registrant, dated August 23, 2006, filed via EDGAR (as Exhibit b.2) with Post-Effective Amendment No. 19 (File No. 333-08045) on April 23, 2007, and incorporated herein by reference.

(c)	Instruments Defining Rights of Security Holders – Reference is made to Registrant’s Amended and Restated Agreement and Declaration of Trust and Bylaws. See Exhibits a and b.

(d)	Investment Advisory Contracts.

1.	Investment Advisory Agreement between the Registrant and Virtus Fund Advisers, LLC (the “Adviser”) effective ________ (to be filed by amendment).

2	Subadvisory Agreement between the Adviser and Ceredex Value Advisors LLC (“Ceredex”) dated ___________, on behalf of Virtus Ceredex Large-Cap Value Equity Fund, Virtus Ceredex Mid-Cap Value Equity Fund and Virtus Ceredex Small-Cap Value Equity Fund (to be filed by amendment).

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3.	Subadvisory Agreement between the Adviser and Seix Investment Advisors, LLC (“Seix”) dated ____________, on behalf of Virtus Seix Core Bond Fund, Virtus Seix Corporate Bond Fund, Virtus Seix Total Return Bond Fund, Virtus Seix U.S. Mortgage Fund, Virtus Seix Limited Duration Fund, Virtus Seix Short-Term Bond Fund, Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, Virtus Seix Ultra-Short Bond Fund, Virtus Seix Floating Rate High Income Fund, Virtus Seix High Income Fund, Virtus Seix High Yield Fund, Virtus Seix Georgia Tax-Exempt Bond Fund, Virtus Seix High Grade Municipal Bond Fund, Virtus Seix Investment Grade Tax-Exempt Bond Fund, Virtus Seix North Carolina Tax-Exempt Bond Fund, Virtus Seix Short-Term Municipal Bond Fund and Virtus Seix Virginia Intermediate Municipal Bond Fund (to be filed by amendment).

4.	Subadvisory Agreement between the Adviser and Silvant Capital Management, LLC (“Silvant”) dated ____________, on behalf of Virtus Silvant Large-Cap Growth Stock Fund and Virtus Silvant Small-Cap Growth Stock Fund (to be filed by amendment).

5.	Subadvisory Agreement between the Adviser and WCM Investment Management (“WCM”), dated ____________, on behalf of Virtus WCM International Equity Fund (to be filed by amendment).

6.	Subadvisory Agreement between the Adviser and Zevenbergen Capital Investments LLC (“Zevenbergen”), dated ____________, on behalf of Virtus Zevenbergen Innovative Growth Stock Fund (to be filed by amendment).

(e)	Underwriting Agreement.

1.	Underwriting Agreement between Registrant and [VP Distributors, LLC (“VP Distributors”)] (to be filed by amendment).

2.	Form of Sales Agreement between [VP Distributors] and dealers (dated _____) (to be filed by amendment).

(f)	None.

(g)	Custodian Agreement.

1.	Master Custody Agreement between Registrant and [State Street Bank and Trust Company (“State Street”)] dated __________ (to be filed by amendment).

(h)	Other Material Contracts.

1.	Transfer Agency and Service Agreement between Registrant and [Virtus Fund Services, LLC (“Virtus Fund Services”)] dated __________ (to be filed by amendment).

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2.	Sub-Transfer Agency and Shareholder Services Agreement by and among Registrant, Virtus Fund Services and [Boston Financial Data Services, Inc. (“BFDS”)] dated _____________ (to be filed by amendment).

3.	Administration Agreement between Registrant and [Virtus Fund Services] dated __________ (to be filed by amendment).

4.	Sub-Administration and Accounting Services Agreement among Registrant, [Virtus Fund Services, LLC] and [BFDS] dated __________ (to be filed by amendment).

5.	Securities Lending Authorization Agreement between Registrant and [State Street] dated __________ (to be filed by amendment).

6.	Expense Limitation Agreement between Registrant and the Adviser, dated ____________ (to be filed by amendment).

(i)	Legal Opinion.

1.	Opinion of counsel as to legality of shares, dated January 26, 2017, filed via EDGAR with Post-Effective Amendment No. 20 (File No. 333-08045) on January 27, 2017, and incorporated herein by reference.

2.	Consent of Sullivan & Worcester LLP, filed via EDGAR with Post-Effective Amendment No. 20 (File No. 333-08045) on January 27, 2017, and incorporated herein by reference.

(j)	Other Opinions.

1.	Consent of Independent Registered Public Accounting Firm (to be filed by amendment).

(k).	Not applicable.

(l)	None.

(m)	Rule 12b-1 Plans.

1.	Class A Shares Amended and Restated Distribution Plan of Registrant Pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), effective ___________ (to be filed by amendment).

2.	Class C Shares Amended and Restated Distribution Plan of Registrant Pursuant to Rule 12b-1 under the 1940 Act, effective ____________ (to be filed by amendment).

3.	[Class T Shares] Distribution Plan of Registrant Pursuant to Rule 12b-1 under the 1940 Act, effective ____________ (to be filed by amendment).

(n)	[2017 Amended and Restated Rule 18f-3 Multi-Class Plan, adopted __________, 2017] (to be filed by amendment).

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(o)	Reserved.

(p)	Code of Ethics.

1.	Code of Ethics of the Adviser (to be filed by amendment).

2.	Code of Ethics of Ceredex Value Advisors LLC (to be filed by amendment).

3.	Code of Ethics of Seix Investment Advisors, LLC (to be filed by amendment).

4.	Code of Ethics of Silvant Capital Management LLC (to be filed by amendment).

5.	Code of Ethics of WCM Investment Management (to be filed by amendment).

6.	Code of Ethics of Zevenbergen Capital Investments LLC (to be filed by amendment).

(q)	Power of Attorney.

1.	*Power of Attorney for George R. Aylward, Thomas J. Brown, Donald C. Burke, Roger A. Gelfenbien, John R. Mallin, Hassell H. McClellan, Philip R. McLoughlin, Geraldine M. McNamara, James M. Oates, Richard E. Segerson and Ferdinand L. J. Verdonck, dated March 2, 2017, is filed herewith.

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*Filed herewith

Item 29.	Persons Controlled by or Under Common Control with the Fund

None.

Item 30.	Indemnification

Article VII of the Agreement and Declaration of Trust empowers the Trustees of the Trust, to the full extent permitted by law, to purchase, with Trust assets, insurance for indemnification from liability and to pay for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust.

Article VI of the By-Laws of the Trust provides that the Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is and other amounts or was an agent of the Trust, against expenses, judgments, fines, settlement and other amounts actually and reasonable incurred in connection with such proceeding if that person acted in good faith and reasonably believed his or her conduct to be in the best interests of the Trust. Indemnification will not be provided in certain circumstances, however, including instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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Item 31.	Business and Other Connections of Investment Adviser and Subadvisers

See “Management of the Funds” in the Prospectus and “Investment Advisory and Other Services” and “Management of the Trust” in the Statement of Additional Information which is included in this Post-Effective Amendment. For information as to the business, profession, vocation or employment of a substantial nature of directors and officers of the Adviser and Subadvisers, reference is made to the Adviser’s and each Subadviser’s current Form ADV filed under the Investment Advisers Act of 1940, and incorporated herein by reference.

Adviser	SEC File No.:
The Adviser	801-23163
Ceredex	801-68739
Seix	801-68743
Silvant	801-68741
WCM	801-11916
Zevenbergen	801-62477

Item 32.	Principal Underwriter

(a)	VP Distributors, LLC serves as the principal underwriter for the following registrants:

Virtus Alternative Solutions Trust, [Virtus Asset Trust], Virtus Equity Trust, Virtus Opportunities Trust, Virtus Variable Insurance Trust and Virtus Retirement Trust.

(b)	Directors and executive officers of VP Distributors, 100 Pearl Street, Hartford, CT 06103 are as follows:

Name and Principal Business Address	Positions and Offices with Distributor	Positions and Offices with Registrant
George R. Aylward	Executive Vice President	President and Trustee

Kevin J. Carr	Vice President, Counsel and Secretary	Senior Vice President, Chief Legal Officer, Counsel and Secretary

Nancy J. Engberg	Vice President and Assistant Secretary	Vice President and Chief Compliance Officer

David Hanley	Vice President and Treasurer	None

Barry Mandinach	President	None

David C. Martin	Vice President and Chief Compliance Officer	None

Francis G. Waltman	Executive Vice President	Executive Vice President

(c)	To the best of the Registrant’s knowledge, no commissions or other compensation was received by any principal underwriter who is not an affiliated person of the Registrant or an affiliated person of

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such affiliated person, directly or indirectly, from the Registrant during the Registrant’s last fiscal year.

Item 33.	Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder include:

Secretary of the Trust:	Principal Underwriter:
Kevin J. Carr, Esq. 100 Pearl Street Hartford, CT 06103	[VP Distributors, LLC 100 Pearl Street Hartford, CT 06103]

Investment Adviser:	Custodian:
RidgeWorth Capital Management LLC (to be renamed Virtus Fund Advisers, LLC) [3333 Piedmont Road, Suite 1500] [Atlanta, GA 30305]	[State Street Bank and Trust Company One Lincoln Street Boston, MA 02111]

Administrator & Transfer Agent:
[Virtus Fund Services, LLC 100 Pearl Street Hartford, CT 06103]

Fund Accountant, Sub-Administrator, Sub-Transfer Agent and Dividend Dispersing Agent:
[Boston Financial Data Services, Inc. 2000 Crown Colony Drive Quincy, MA 02169]

Subadviser to: Ceredex Large-Cap Value Equity Fund, Ceredex Mid-Cap Value Equity Fund and Ceredex Small-Cap Value Equity Fund

Ceredex Value Advisors LLC

301 East Pine Street, Suite 500

Orlando, Florida 32801

Subadviser to: WCM International Equity Fund WCM Investment Management 281 Brooks Street Laguna Beach, California 92651

Subadviser to: Seix Core Bond Fund, Seix Corporate Bond Fund, Seix Total Return Bond Fund, Seix U.S. Mortgage Fund, Seix Limited Duration Fund, Seix Short-Term Bond Fund, Seix U.S. Government Securities Ultra-Short Bond Fund, Seix Ultra-Short Bond Fund, Seix Floating Rate High Income Fund, Seix High Income Fund, Seix High Yield Fund, Seix Georgia Tax-Exempt Bond Fund, Seix High Grade Municipal Bond Fund, Seix Investment Grade Tax-Exempt Bond Fund, Seix North Carolina Tax-Exempt Bond Fund, Seix Short-Term Municipal Bond Fund and Seix Virginia Intermediate Municipal Bond Fund

Seix Investment Advisors, LLC

One Maynard Drive, Suite 3200

Park Ridge, New Jersey 07656

Subadviser to: Silvant Large-Cap Growth Stock Fund and Silvant Small-Cap Growth Stock Fund

Silvant Capital Management LLC

3333 Piedmont Road, Suite 1500

Atlanta, Georgia 30305

Subadviser to: Zevenbergen Innovative Growth Stock Fund Zevenbergen Capital Investments LLC 601 Union Street, Suite 4600 Seattle, Washington 98101

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Item 34.	Management Services

None.

Item 35.	Undertakings

None.

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Item 28.	Exhibits

Exhibit	Item

q.1	Power of Attorney for George R. Aylward, Thomas J. Brown, Donald C. Burke, Roger A. Gelfenbien, John R. Mallin, Hassell H. McClellan, Philip R. McLoughlin, Geraldine M. McNamara, James M. Oates, Richard E. Segerson and Ferdinand L. J. Verdonck

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 21 to the registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford and the State of Connecticut on the 11th day of April, 2017.

VIRTUS ASSET TRUST

By:	/s/ George R. Aylward
George R. Aylward
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 21 to the registration statement has been signed below by the following persons in the capacities indicated on the 11th day of April, 2017.

Signature	Title

/s/ George R. Aylward
George R. Aylward	Trustee and President (principal executive officer)

/s/ W. Patrick Bradley
W. Patrick Bradley	Chief Financial Officer and Treasurer (principal financial and accounting officer)

/s/ Thomas J. Brown
Thomas J. Brown*	Trustee

/s/ Donald C. Burke
Donald C. Burke*	Trustee

/s/ Roger A. Gelfenbien
Roger A. Gelfenbien*	Trustee

/s/ John R. Mallin
John R. Mallin*	Trustee

/s/ Hassell H. McClellan
Hassell H. McClellan*	Trustee

/s/ Philip R. McLoughlin
Philip R. McLoughlin*	Trustee and Chairman

/s/ Geraldine M. McNamara
Geraldine M. McNamara*	Trustee

/s/ James M. Oates
James M. Oates*	Trustee

/s/ Richard E. Segerson
Richard E. Segerson*	Trustee

/s/ Ferdinand L.J. Verdonck
Ferdinand L.J. Verdonck*	Trustee

*By:	/s/ George R. Aylward
*George R. Aylward, Attorney-in-Fact, pursuant to a power of attorney

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